UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

REMY INTERNATIONAL, INC.

(Name of Applicant)

2902 Enterprise Drive

Anderson, Indiana 46013

(Address of Principal Executive Office)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount
Third Lien Floating Rate Secured PIK Toggle Notes	$100,000,000 Aggregate Original Principal Amount plus amounts paid-in-kind

Approximate date of proposed public offering:

As soon as practicable after the date of this Application for Qualification.

Kerry A. Shiba

Remy International, Inc.

2902 Enterprise Drive

Anderson, Indiana 46013

(765) 778-5565

(Address, including Zip Code and Telephone Number,

including area code, of Agent for Service)

With copies to:

Lisa L. Jacobs, Esq.

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

GENERAL

1.	General Information

(a)	Remy International, Inc. (the “Company” or “Remy”) is a corporation.

(b)	The Company was organized under the laws of the State of Delaware.

2.	Securities Act Exemption Applicable

The Company’s third lien floating rate secured PIK toggle notes due 2014 (the “New Third Lien Notes”), the securities to be issued pursuant to the indenture to be qualified (the “Indenture”, a form of which is attached hereto as Exhibit T3C) are being offered to certain existing holders (the “Existing Holders”) of the Company’s outstanding 8 5/8% Senior Notes Due December 15, 2007 (the “Old Notes”) pursuant to the Company’s solicitation of votes (the “Solicitation”) with respect to the Company’s Prepackaged Plan of Reorganization (the “Plan”) under chapter 11 of title 11, United States Code (the “Bankruptcy Code”). The Solicitation is being made pursuant to the Solicitation and Disclosure Statement dated August 31, 2007 (the “Disclosure Statement”) of the Company.

The New Third Lien Notes, along with shares of preferred stock of the Company, subscription rights to purchase preferred stock of the Company and cash, are proposed to be offered for exchange by the Company with its Existing Holders exclusively for outstanding Old Notes of the Company. Accordingly, the Solicitation is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof. There will not be any sales of securities of the same class as the New Third Lien Notes by the Company or by or through an underwriter at or about the same time as the transaction for which the exemption is claimed. The Company will not make any payments to brokers, dealers or other persons soliciting acceptance of the Exchange Offer.

Neither the Company nor any of its direct or indirect subsidiaries has any contract, arrangement or understanding relating to, and will not, directly or indirectly, pay any commission or other remuneration to any broker, dealer, salesperson, agent or any other person for soliciting votes to accept or reject the Plan or for soliciting any exchanges of Old Notes. In addition, none of our financial advisors nor those to the Plan Support Parties (as defined in the Disclosure Statement), and no broker, dealer, salesperson, agent or any other person, has been engaged or authorized to express any statement, opinion, recommendation or judgment with respect to the relative merits and risks of the solicitation or the Plan (and the transactions contemplated thereby).

The Company will, however, pay the reasonable and customary fees and out-of-pocket expenses of the voting agent, information agent, the indenture trustee for the Old Notes, and legal, accounting, financial advisory and related fees and expenses. The Company may also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses incurred in forwarding copies of the Disclosure Statement and related documents to the beneficial owners of Old Notes, and in handling or forwarding votes for the Plan. No participating holder has made or will be requested to make any cash payment to the Company in connection with the Solicitation.

AFFILIATIONS

3.	Affiliates

The following is a list of affiliates of the Company as of the date of this application.

Company Name	Jurisdiction of Formation	Owner	Percentage

Remy Worldwide Holdings, Inc.	DE	Private investors

Remy International, Inc.	DE	Remy Worldwide Holdings, Inc.	100

Ballantrae Corporation	DE	Remy International, Inc.	100

Central Precision Limited	Alberta	Power Investments, Inc.	100

Delco Remy International (Europe) GmbH	Germany	Remy Inc.	100

Elektro Diesel Rebuild bvba	Belgium	Remy Automotive Europe bvba Remy Auto Parts Holdings B.V.	99.98 .02

Electro-Rebuild Tunisie S.A.R.L.	Tunisia	Remy Automotive Europe bvba Remy Auto Parts Holdings B.V.	99.92 .08

Fundación Remy, A.C.	Mexico	Remy Mexico Holdings, S. de R.L. de C.V. Remy Componentes, S. de R.L. de C.V.	50 50

HSG I, Inc.	DE	Reman Holdings, L.L.C.	100

HSG II, Inc.	DE	Reman Holdings, L.L.C.	100

International Fuel Systems, Inc.	IN	Power Investments, Inc.	100

iPower Technologies, Inc.	DE	Remy International, Inc.	100

M. & M. Knopf Auto Parts, L.L.C.	DE	Reman Holdings, L.L.C.	Sole member

Marine Corporation of America	IN	Power Investments, Inc.	100

Nabco, Inc.	MI	Reman Holdings, L.L.C.	100

Power Investments, Inc.	IN	Reman Holdings, L.L.C.	100

Power Investments Marine, Inc.	NJ	Power Investments, Inc.	100

Powrbilt Products, Inc.	TX	Power Investments, Inc.	100

Prestadora de Servicios Jalisco S.A. de C.V.	Mexico	Unit Parts Company QAPI, S.A. de C.V.	99.9 .1

Publitech, Inc.	VA	World Wide Automotive, L.L.C.	100

QAPI de C.V.	Mexico	Unit Parts Company World Wide Automotive, L.L.C.	99.9 .1

Reman Holdings, L.L.C.	DE	Remy International, Inc.	Sole member

Remy Alternators, Inc.	DE	Reman Holdings, L.L.C.	100

Remy Alternators de Mexico, S. de R.L. de C.V.	Mexico	Remy Alternators, Inc. Remy International, Inc.	99.8 .2

Remy Automotive Brasil, Ltda.	Brazil	Remy Holdings do Brasil Ltda.	99.99998
		Remy Auto Parts Holdings B.V.	.00002

Company Name	Jurisdiction of Formation	Owner	Percentage
Remy Automotive Europe bvba	Belgium	Remy Auto Parts Holdings B.V. RK Automotive Holdings B.V.	99.87 .13

Remy Automotive Germany GmbH	Germany	Remy Auto Parts Holdings B.V.	100

Remy Automotive Holdings II B.V.	Netherlands	Remy Auto Parts Holdings B.V.	100

Remy Automotive Hungary kft.	Hungary	Remy Auto Parts Holdings B.V. Dajka Judit Marányi József Tóth Csaba	99.96647 0.01877 0.00805 0.00671

Remy Automotive Poland Sp. z o.o.	Poland	Remy Auto Parts Holdings B.V.	100

Remy Automotive UK Limited	UK	Remy Auto Parts Holdings B.V.	100

Remy Auto Parts Holdings B.V.	Netherlands	Remy International Holdings, Inc.	100

Remy Componentes S. de R.L. de C.V.	Mexico	Remy Mexico Holdings, S. de R.L. de C.V. Remy International Holdings, Inc.	99.8 .2

Remy Electricals China Company Limited	China	Remy Mauritius Holdings Ltd.	100

Remy Electricals Hubei Company Limited (Joint Venture)	China	Remy Mauritius Holdings Ltd. Hubei Super-Electric Auto Electric Motor Ltd. Liability Co.	51 49

Remy Electricals India Limited	India	Remy India Holdings, Inc. Remy Inc. Remy Korea Limited B.S. Sahney & Family Public	30.83 10.26 6.43 50.67 1.81

Remy Generators de Mexico, S. de R.L. de C.V.	Mexico	Remy Alternators, Inc. Remy International, Inc.	99.8 .2

Remy Holdings do Brasil Ltda.	Brazil	Remy Auto Parts Holdings B.V. Remy International Holdings, Inc.	99.99998 .00002

Remy Inc.	DE	Remy International, Inc.	100

Remy India Holdings, Inc.	DE	Remy International Holdings, Inc.	100

Remy International Holdings, Inc.	DE	Remy International, Inc. Remy Inc.	70.4 29.6

Remy Korea Holdings, L.L.C.	DE	Remy International Holdings, Inc.	Sole member

Remy Korea Limited	Korea	RK Automotive Holdings B.V. Remy Automotive Holdings II B.V. Remy Automotive Hungary Kft.	50 31 19

Remy Logistics L.L.C.	DE	Remy International, Inc.	Sole member

Remy Mauritius Holdings Ltd.	Mauritius	Remy Auto Parts Holdings B.V.	100

Remy Mexico Holdings, S. de R.L. de C.V.	Mexico	Remy Auto Parts Holdings B.V. Remy International Holdings, Inc.	99.8 .2

Remy Mexico Services, S. de R.L. de C.V.	Mexico	Remy Mexico Holdings, S. de R.L. de C.V. Remy International Holdings, Inc.	99 1

Remy Partes Automotrices S. de R.L. de C.V.	Mexico	Remy Mexico Holdings, S. de R.L. de C.V. Remy Mexico Services, S. de R.L. de C.V.	99.8 .2

Company Name	Jurisdiction of Formation	Owner	Percentage
Remy Powertrain, L.P.	DE	HSG I, Inc. (General Partner) HSG II, Inc. (Limited Partner)	1 99

Remy Reman, L.L.C.	DE	Reman Holdings, L.L.C.	Sole member

Remy Remanufacturing de Mexico, S. de R.L. de C.V.	Mexico	Remy Mexico Holdings, S. de R.L. de C.V. Remy Componentes S. de R.L. de C.V.	99.8 .2

Remy Remanufacturing Services, S. de R.L. de C.V.	Mexico	Remy Mexico Holdings, S. de R.L. de C.V. Remy Componentes S. de R.L. de C.V.	99.8 .2

Remy Sales, Inc.	DE	Remy International Holdings, Inc. Remy Korea Holdings, Inc.	76.6 23.4

RK Automotive Holdings B.V.	Netherlands	Remy Auto Parts Holdings B.V.	100

Unit Parts Coahuila S.A. de C.V.	Mexico	Unit Parts Company QAPI, S.A. de C.V.	99.9 .1

Unit Parts Company	DE	World Wide Automotive, L.L.C.	100

Western Reman Industrial, Inc. (f/k/a Franklin Power Products, Inc. by name change effective July 18, 2007)	IN	Power Investments, Inc.	100

Western Reman Industrial, L.L.C.	DE	Western Reman Industrial, Inc. (f/k/a Franklin Power Products, Inc.)	Sole member

Western Reman Industrial Ltd.	Canada	Western Reman Industrial, LLC	100

World Wide Automotive Distributors, Inc.	VA	World Wide Automotive, L.L.C.	100

World Wide Automotive, L.L.C.	VA	Reman Holdings, L.L.C.	Sole member

Certain directors and executive officers of the Company listed in Item 4 below may also be deemed affiliates of the Company by virtue of their respective positions with the Company.

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers

The following table lists the names of all directors and executive officers of the Company as of the date hereof. The mailing address of each director and executive officer is: c/o Remy International, Inc. 2902 Enterprise Drive, Anderson, Indiana 46013.

Name	Office
Harold K. Sperlich	Chairman

John P. Civantos	Director

James R. Gerrity	Director

Thomas F. McWilliams	Director

Richard J. Puricelli	Director

John H. Weber	Director, President and Chief Executive Officer

Name	Office
Kerry A. Shiba	Senior Vice President and Chief Financial Officer

Gerald T. Mills	Senior Vice President and Chief Human Resources Officer

David R. Muir	Senior Vice President and Chief Procurement Officer

Amitabh Rai	Vice President and Corporate Controller

The following table lists the names of the individuals that are expected to be the directors and executive officers of the Company as of the effective date of the Plan. The mailing address of each director and executive officer is: c/o Remy International, Inc, 2902 Enterprise Drive, Anderson, Indiana 46013.

Name	Office
John H. Weber	Director, President and Chief Executive Officer

To be designated in accordance with the terms of the Plan+	Six Directors

Kerry A. Shiba	Senior Vice President and Chief Financial Officer

Gerald T. Mills	Senior Vice President and Chief Human Resources Officer

David R. Muir	Senior Vice President and Chief Procurement Officer

5.	Principal Owners of Voting Securities

The following table lists each person owning 10% or more of the Company’s common stock as of August 30, 2007.

Name and Complete Mailing Address	Amount Owned as of August 30, 2007	Percentage of Voting Securities Owned as of August 30, 2007
Court Square Capital Limited Park Avenue Plaza 55 East 52nd Street, 34th Floor New York, NY 10055	1,000 Shares Class A Common Stock

Citigroup Venture Capital Equity Partners, L.P. Park Avenue Plaza 55 East 52nd Street, 34th Floor New York, NY 10055	1, 735,711.17.17 Shares Class B Common Stock 16,378.57 Shares Class C Common Stock

+	The identity of the individual to serve as director will be disclosed prior to the hearing to confirm the Plan.

Name and Complete Mailing Address	Amount Owned as of August 30, 2007	Percentage of Voting Securities Owned as of August 30, 2007
CVC/ SSB Employee Fund, L.P. Park Avenue Plaza 55 East 52nd Street, 34th Floor New York, NY 10055	17,278.89 Shares Class B Common Stock 163.15 Shares Class C Common Stock

CVC Executive Fund LLC Park Avenue Plaza 55 East 52nd Street, 34th Floor New York, NY 10055	15,395.57 Shares Class B Common Stock 145.28 Shares Class Common Stock

After the effective date of the Plan:

After the effective date of and pursuant to the Plan, all of the existing common stock of the Company will be cancelled and 100% of the common stock, par value $0.0001 per share (the “New Common Stock”) of the Company will be issued to certain holders of the Company’s Old Notes. The Company’s preferred stock to be issued pursuant to the Plan will not carry voting rights except as provided by law.

Presented below is certain information regarding persons expected, on the basis of recent information regarding holdings and commitments of Old Notes, to own 10% or more of the Company’s common stock after the effective date of the Plan. The actual holdings of the Company’s common stock after the effective date may differ from the holdings described herein.

Name and Complete Mailing Address	Amount Owned	Percentage of Voting Securities Owned
Fidelity National Special Opportunities, Inc. 4050 Calle Rea, Suite 210 Santa Barbara, CA 93110	Approximately 51.56% of Old Notes	Approximately 51.6% of Company common stock (less any dilution pursuant to the Company’s Management Incentive Plan)

UNDERWRITERS

6.	Underwriters

(a) The name and complete mailing address of each person who, within three years to the date of filing this application, acted as an underwriter of any securities of the Company which were outstanding on the date of filing the application is listed below, along with the title of each class of securities underwritten by the underwriter:

Name	Address
None

(b) There is no proposed principal underwriter for the New Third Lien Notes that are proposed to be offered in connection with the Indenture that is to be qualified under this application.

CAPITAL SECURITIES

7.	Capitalization

(a) (1) The authorized and outstanding capital stock and debt securities of the Company as of August 30, 2007 were as follows:

Title of Class	Amount Authorized	Amount Outstanding
Common stock —Class B	1,000	1,000
Second Priority Senior Secured Floating Rate Notes due 2009	N/A	$125,000,000	*
8 5/8% Senior Notes due 2007	N/A	$145,000,000	*
11% Senior Subordinated Notes due 2009	N/A	$165,000,000	*
9 3/8% Senior Subordinated Notes due 2012	N/A	$150,000,000	*

*	Plus accrued and unpaid interest

(2) As of the effective date of the Plan, the expected authorized and outstanding capital stock and debt securities of the Company will be as follows:

Title of Class	Amount Authorized		Amount Outstanding
Common stock	20,000,000		10,000,000, plus approximately but not more than 500,000 to be issued pursuant to management stock option plans
Series A Preferred Stock	27,000		27,000
Series B Preferred Stock	60,000		60,000
The New Third Lien Notes	100,000,000	**	100,000,000

*	Plus accrued and unpaid interest

**	In certain circumstances, the New Third Lien Notes are payable-in-kind by issuance of additional notes.

(b) Each share of our common stock, both prior to and subsequent to the effective date of the Plan, entitles its holder to one vote per share on all matters upon which our stockholders are entitled to vote, including the election of our directors, mergers, sales of assets not in the regular course of our business, dissolution and amendments to our articles of incorporation, except to the extent modified by the amended certificate of incorporation or pursuant to an agreement entered into between the Company and certain noteholders on the effective date of the Plan. The shares of our common stock are subject to the relative rights, preferences, qualifications and limitations of any class or series of preferred stock.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions

The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. The Company has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change prior to its execution. Capitalized terms used but not defined in Section 8 have the meanings assigned to them in the Indenture.

(a) Events of Default; Withholding of Notice

Each of the following is an “Event of Default”:

(1) default in payment when due and payable, upon redemption, acceleration or otherwise , of principal of, or premium, if any, on the Notes;

(2) default for 30 days or more in the payment when due of cash interest on or with respect to the Notes;

(3) failure by the Company or any Guarantor for 30 days after receipt of written notice given by the Trustee or the Holders of not less than 25% in principal amount of the Notes to comply with any of its obligations, covenants or agreements (other than a default referred to in clauses (1) and (2) above) contained in the Indenture, the Notes or the Security Documents, or any representation or warranty contained in any Security Document shall prove to have been untrue or incorrect in any material respect on or as of the date made or deemed made;

(4) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries, other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Notes, if both:

(a) such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $10 million or more at any one time outstanding:

(5) failure by the Company or any Significant Subsidiary to pay final judgments aggregating in excess of $10 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final;

(6) certain events of bankruptcy or insolvency with respect to the Company or any Significant Subsidiary

(7) the Guarantee of any Guarantor shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture; or

(8) with respect to any Collateral having a fair market value in excess of $10.0 million, individually or in the aggregate, (a) the Lien under the Security Documents, at any time, ceases to be in full force and effect for any reason other than in accordance with the terms of the Indenture, the Security Documents and the Intercreditor Agreement, (b) any Lien created thereunder or under the Indenture is declared invalid or unenforceable by a court of competent jurisdiction or (c) the Issuer or any Guarantor asserts, in any pleading in any court of competent jurisdiction, that any Lien is invalid or unenforceable.

If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in principal amount of the then total outstanding Notes may declare the premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately.

Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding Notes will become due and payable without further action or notice. The Indenture will provide that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest.

The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default and its consequences under the Indenture except a continuing Default in the payment of interest on, premium, if any, or the principal of any Note held by a non-consenting Holder. In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 30 days after such Event of Default arose:

(1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged; or

(2) holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3) the default that is the basis for such Event of Default has been cured.

Subject to the provisions of the Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Notes unless the Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 25% in principal amount of the total outstanding Notes have requested the Trustee to pursue the remedy;

(3) Holders of the Notes have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) Holders of a majority in principal amount of the total outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, under the Indenture the Holders of a majority in principal amount of the total outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.

The Indenture will provide that the Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuer is required, within 30 days of becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

If a Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each Holder notice of the Default within 90 days after it occurs. Except in the case of a Default in payment of principal of or interest on any Security (including payments pursuant to the mandatory redemption provisions of such Security, if any), the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is not opposed to the interests of Holders.

(b) Authentication and Delivery of New Third Lien Notes; Use of Proceeds

The New Third Lien Notes to be issued under the Indenture may be executed by manual or facsimile signature on behalf of the Company by any two Officers (as defined in the Indenture) of the Company and delivered to the Trustee.

The Trustee will authenticate and make available for delivery New Third Lien Notes for original issue, upon a written order of the Company signed by two Officers or by an Officer and either an Assistant Treasurer or an Assistant Secretary of the Company. Such order of the Company must specify the amount of New Third Lien Notes to be authenticated and the date on which the original issue of Third Lien Notes is to be authenticated.

The Third Lien Notes will not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Third Lien Notes. The signature will be conclusive evidence that the New Third Lien Notes have been authenticated under the Indenture.

There will be no proceeds from the issuance of the New Third Lien Notes because the New Third Lien Notes are being issued in exchange for the Old Notes.

(c) Release and Substitution of Property Subject to the Lien of the Indenture

The Third Lien Notes are secured obligations of the Company. Subject to the paragraphs below, Collateral may be released from the Lien and security interest created by the Security Documents at any time or from time to time in accordance with the provisions of the Security Documents, the Intercreditor Agreement or as provided in the Indenture. Upon the request of the Company pursuant to an Officer’s Certificate certifying that all conditions precedent hereunder have been met, the Company and the Subsidiary Guarantors will be entitled to a release of assets included in the Collateral from the Liens securing the Notes, and the Collateral Agent and the Trustee (if the Trustee is not then the Collateral Agent) shall release the same from such Liens at the Company’s sole cost and expense, under one or more of the following circumstances:

(1) in certain cases if all other Liens on such assets securing First Lien Obligations and Second Lien Obligations (including all commitments to lend which would constitute First Lien Obligations or Second Lien Obligations) are released;

(2) to enable the Company or any Restricted Subsidiary to sell, exchange or otherwise dispose of any of the Collateral as permitted under the Indenture;

(3) if any Subsidiary that is a Subsidiary Guarantor is released from its Subsidiary Guarantee in accordance with this Indenture, to enable such Subsidiary to release its assets from the Collateral;

(4) pursuant to an amendment or waiver in accordance with the Indenture; or

(5) upon discharge of the Indenture or upon legal defeasance or covenant defeasance.

Upon receipt of such Officers’ Certificate and any necessary or proper instruments of termination, satisfaction or release prepared by the Company, the Collateral Agent shall execute, deliver or acknowledge such instruments or releases to evidence the release of any Collateral permitted to be released pursuant to this Indenture or the Security Documents.

Except as otherwise provided in the Intercreditor Agreement, no Collateral may be released from the Lien and security interest created by the Security Documents unless an Officers’ Certificate required by the Indenture, dated not more than five days prior to the date of the application for such release, has been delivered to the Collateral Agent and the Trustee (if the Trustee is not then the Collateral Agent).

At any time when a Default or Event of Default has occurred and is continuing and the maturity of the Notes has been accelerated (whether by declaration or otherwise) and the Trustee (if not then the Collateral Agent) has delivered a notice of acceleration to the Collateral Agent, no release of Collateral pursuant to the provisions of this Indenture or the Security Documents will be effective as against the Holders, except as otherwise provided in the Intercreditor Agreement.

The release of any Collateral from the terms of the Indenture and of the Security Documents or the release of, in whole or in part, the Liens created by the Security Documents, will not be deemed to be in contravention of the provisions of the Indenture if and to the extent the Collateral or Liens are released pursuant to the applicable Security Documents and pursuant to the terms of the Indenture. The Trustee and each of the Holders acknowledge that a release of Collateral or a Lien strictly in accordance with the terms of the Security Documents and of the Indenture will not be deemed for any purpose to be in contravention of the terms of the Indenture. To the extent applicable, the Company and each obligor on the Notes shall cause section 313(b) of the TIA, relating to reports, and section 314(d) of the TIA, relating to the release of property or Notes from the Lien hereof and of the Security Documents, to be complied with. Any certificate or opinion required by section 314(d) of the TIA may be made by an officer of the Company, except in cases which section 314(d) of the TIA requires that such certificate or opinion be made by an independent person, which person shall be an independent engineer, appraiser or other expert selected or approved by the Trustee and the Collateral Agent in the exercise of reasonable care.

(d) Satisfaction and Discharge of the Indenture

The Indenture will be discharged and will cease to be of further effect as to all Notes, when either:

(1) all Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid, have been delivered to the Trustee for cancellation; or

(2) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or may be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b) no Default (other than that resulting from borrowing funds to be applied to make such deposit and the granting of Liens in connection therewith) with respect to the Indenture or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit, and such deposit will not result in a breach or violation of, or constitute a default under, the First Lien Obligations or Second Lien Obligations or any other material agreement or instrument (other than the Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(c) the Company has paid or caused to be paid all sums payable by it under the Indenture; and

(d) the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(e) Evidence Required to be Furnished by the Company to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture

The Company is required to deliver to the Trustee within 120 days after the end of each fiscal year of the Company, an officers’ certificate stating that in the course of performance by the signers of their duties as officers of the Company they would normally have knowledge of any Default and whether or not the signer knows of any default or Event of Default that occurred during such period. If such signer knows of such a default or Event of Default, the officers’ certificate must describe the default or Event of Default, its status and the efforts to remedy the same.

9.	Other Obligors

The Third Lien Notes will be guaranteed by the following subsidiaries of the Company:

Obligors	Mailing Address
To be determined prior to effective date of the Plan

Contents of application for qualification. This application for qualification comprises:

Pages numbered 1 to 15, consecutively (including an attached Exhibit Index).

(a) The statement of eligibility and qualification on Form T-1 of The Bank of New York Trust Company, N.A., the Trustee under the Indenture to be qualified.

(b) The following Exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee:

Exhibit T3A	Second Amended and Restated Certificate of Incorporation of the Company, in effect as of the date hereof (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-Q for the quarter ended September 30, 2003).

Exhibit T3B	By-laws of the Company, in effect as of the date hereof (incorporated by reference to the Exhibit of the same number to the Company’s Annual Report on Form 10-K for the transition period from August 1, 2000 to December 31, 2000 filed on March 30, 2001).

Exhibit T3C*	Form of Indenture between the Company and Bank of New York, as Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E-1**	Solicitation and Disclosure Statement.

Exhibit T3E-2*	Ballots.

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

*	Filed herewith.

**	To be filed by amendment.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Remy International, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Anderson and State of Indiana, on the 31st day of August 2007.

(Seal)		Remy International, Inc.

Attest:	/s/ Sheila Cannon	By:	/s/ Kerry A. Shiba
	Name: Sheila Cannon	Name:	Kerry A. Shiba
	Title: Secretary	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit T3A	Second Amended and Restated Certificate of Incorporation of the Company, in effect as of the date hereof (incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-Q for the quarter ended September 30, 2003).

Exhibit T3B	By-laws of the Company, in effect as of the date hereof (incorporated by reference to the Exhibit of the same number to the Company’s Annual Report on Form 10-K for the transition period from August 1, 2000 to December 31, 2000 filed on March 30, 2001).

Exhibit T3C*	Form of Indenture between the Company and Bank of New York, as Trustee.

Exhibit T3D	Not applicable.

Exhibit T3E-1**	Solicitation and Disclosure Statement.

Exhibit T3E-2*	Ballots.

Exhibit T3F*	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Trust Indenture Act of 1939 (included as part of Exhibit T3C herewith).

*	Filed herewith.

**	To be filed by amendment.